[Chapman and Cutler LLP Letterhead]

August 24, 2017

VIA EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                Re:                                                                       PRE 14A: Destra Investment Trust

File Nos. 811-22417 and 333-167073

Dear Ms. Vroman-Lee:

Destra Investment Trust (the “Trust”) filed a Preliminary Proxy Statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on August 14, 2017. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with our office on August 22, 2017. For your convenience, the substance of those comments has been restated below, and the Trust’s response to each comment is set out immediately under the restated comment. This response is being submitted with the DEF 14A. Undefined capitalized terms used below have the same meaning as in the Proxy Statement.

Comment 1

Under the response to the first Q&A, “Why am I receiving this Joint Proxy Statement,” the Proxy Statement describes the transaction with Continuum. Does Continuum advise any other registered investment companies?

Response 1

The Trust has confirmed that Continuum does not currently advise any other registered investment companies as either an advisor or a sub-advisor.

Comment 2

According to the disclosure on page 5 of the Proxy Statement, the Adviser has retained the ability to recover eligible amounts waived or reimbursed under the Original Expense Agreement. If expenses may be recouped by the Adviser, please confirm that recoupment terms will be noted in a footnote and are subject to the following conditions: (1) amounts may be recouped only within 3 years from that date when an amount is waived or reimbursed; (2) the fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived; and (3) the fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Ms. Vroman-Lee August 24, 2017 Page 2

Response 2

The Proxy Statement has been revised in accordance with this comment.

Comment 3

Page 6 of the Proxy Statement provides “Continuum shall bear the expenses related to obtaining the approvals of the Funds related to the Closing, including proxy solicitation, printing, mailing, vote tabulation and other proxy-soliciting expenses, legal fees and out-of-pocket expenses.” What amount of approximate expenses will Continuum bear?

Response 3

The Trust expects that Continuum will bear approximately $92,000 in expenses related to obtaining the approvals of the Funds described in the Proxy Statement.

Comment 4

With respect to Proposal 3, separate the proposal for the approval of a new investment management agreement between the Destra Wolverine Asset Subsidiary and Destra and the proposal for the approval a new investment sub-advisory agreement among Destra Wolverine Asset Subsidiary, Destra and Wolverine Asset Management, LLC, as provided in the cover to the shareholders notice.

Response 4

The Proxy Statement has been revised in accordance with this comment.

Comment 5

With respect to Proposal 4, briefly describe in accordance with Rule 22(b)(3)(i) the specific experience, qualifications, attributes, or skills that led the Board to conclude that the Nominee should serve as a Trustee of the Trust.

Response 5

The Proxy Statement has been revised in accordance with this comment.

Ms. Vroman-Lee
August 24, 2017

 Comment 6

Proposal 5 provides on page 22, “[t]he manager of managers arrangement would permit the Adviser, as the investment adviser of Destra Focused Equity Fund, to appoint and replace certain wholly owned or unaffiliated sub-advisers.” Confirm whether relief under the Order permits the Adviser to appoint and replace affiliated sub-advisers.

Response 6

The Trust confirms that the Order providing exemptive relief from Section 15(a) of the 1940 Act permits the Adviser to select, and amend sub-advisory agreements with, an investment sub-adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser, (2) a sister company of the Adviser that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser, or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act).

Comment 7

With respect to Proposal 5, please disclose the responsibilities of the Adviser in supervising the sub-advisors.

Response 7

The Proxy Statement has been revised in accordance with this comment.

Tandy Acknowledgement

In connection with the Proxy Statement, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Ms. Vroman-Lee August 24, 2017 Page 4

Please call me at (312) 845-3273 or Richard Coyle at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	Walter L. Draney
Walter L. Draney

cc:   Jane Shissler, Esq.
General Counsel
Destra Capital Advisors LLC